March 13, 2007

Mr. Jason Wynn
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Silver Reserve Corp. Registration Statement on Form SB-2 Filed December 22, 2006 Amendment No. 2 filed on March 14, 2007 File No. 333-139619

Dear Mr. Wynn:

We are responding to the letter of H. Roger Schwall, Assistant Director, dated February 9, 2007, concerning Amendment No. 1 to the registration statement filed by Silver Reserve Corp. (“Silver Reserve” or the “Company”) on February 2, 2007. The paragraph numbers in this letter correspond with the paragraph numbers in Mr. Schwall’s letter.

Amendment No. 2 to the Registration Statement of Silver Reserve Corporation (the “Company” or “Silver Reserve”) on Form SB-2, which contains our changes, was filed on March 14, 2007. Enclosed with this letter is a hard copy of Amendment No. 2, which has been marked to show our changes from Amendment No 1.

General

1.
We have included the total dollar value of the shares underlying the convertible securities in the section entitled, “SUMMARY FINANCIAL DATA - Convertible Securities.” This new table is reproduced for your convenience as Appendix A to this letter. Our valuation of the securities is based upon the conversion value, in the case of the Convertible Debentures, and the exercise price, in the case of the warrants. With respect to the Convertible Debentures (which convert into “units” where each unit consists of a share and a warrant), the terms of the Convertible Debentures state that the holder is deemed to have paid $0.49 per share and $0.01 per warrant upon conversion. Consequently, we used $0.49 as the value of the shares issued upon conversion of the Convertible Debentures.

Mr. Jason Wynn
March 13, 2007

2.
We have included the suggested disclosure in the footnotes to the new table included in the section entitled, “SUMMARY FINANCIAL DATA - Convertible Securities.” The disclosure is reproduced in Appendix A to this letter. The Company made payments to three placement agents in connection with the private placement of the Convertible Debentures. That compensation is disclosed in footnote 1. In addition, the net proceeds of the sale of the Convertible Debentures is disclosed in footnote 1 to the new table. The Company has represented to us that there are no other payments to be made to any selling shareholders.

3.
There is no market for the securities underlying the Convertible Debentures. The Company believes that the conversion value of $0.50 per unit, where each share in the unit has a value of $0.49 and each warrant in the unit has a value of $0.01, represents the fair market value of those underlying securities, both at the time the Convertible Debentures were sold and currently. Consequently, the Company does not believe there is a discount. The Company is reluctant to assign a higher value to the underlying securities because: (a) there is no basis for such higher value and (b) by assigning a higher value for purposes of illustration in the prospectus the Company may be viewed as having suggested a higher trading value. We have provided the table requested in your comment.

We are aware of the common practice in PIPE financings where a private placement is done at a discount to the market value of the trading securities and then the privately placed securities are immediately registered for re-sale. The placement of the Convertible Debentures was different because there was no market for the underlying securities. Moreover, the shares issued upon conversion of the Convertible Debentures and exercise of the underlying warrants are subject to a Lock-Up Agreement, as described in “HISTORY - Private Placements.”

There are no adjustment or penalty provisions in the Convertible Debentures that increase the number of shares issuable upon conversion. The only provision which would increase the number of shares issuable on conversion is the option to pay interest in shares. This option is disclosed in Footnotes 1 and 3 to the table.

There is no provision in the Convertible Debentures that could change the price per share. The conversion rate is fixed at one “unit” for each $0.50 of principal outstanding and one share for each $0.49 of interest then payable (if interest is actually paid in shares, at the option of the Company).

Mr. Jason Wynn
March 13, 2007

4.
We have included the suggested disclosure in the new table included in the section entitled, “SUMMARY FINANCIAL DATA - Convertible Securities.” The disclosure is reproduced in Appendix A to this letter. There is no market for the shares into which the warrants are exercisable. The warrants have an exercise price of $0.75 per share. There are no provisions in the warrants that cause the exercise price to be adjusted, nor are there provisions in the warrants that would increase the number of shares into which the warrants are exercisable. The Company does not have any basis for believing that the value of the shares meets or exceeds $0.75 and, therefore, does not believe that the exercise price represents a discount.

5.
The gross proceeds of the sale of the Convertible Notes is provided in Footnote 1 to the new table contained in the section entitled, “SUMMARY FINANCIAL DATA - Convertible Securities.” The disclosure is reproduced in Appendix A to this letter. The payments made to the placement agents are also disclosed in Footnote 1. The compensation amount paid to placement agents, as a percentage of the gross proceeds of the private placement, also is disclosed in Footnote 1. There are no other payments to be made by the Company to any other party in connection with such private placement. There are no discounts afforded to placement agents or further payments to be made to placement agents.

6.	We have included the requested disclosure in the SUMMARY section of the prospectus. The disclosure is reproduced in Appendix A to this letter.

7.	We have added the following disclosure in the section entitled, “SUMMARY FINANCIAL DATA - Convertible Securities” with regard to conversion of the Convertible Debentures:

Silver Reserve will encourage the holders of Convertible Debentures to convert their Convertible Debentures into Shares and Warrants rather than require repayment in cash. There is no assurance that some or all of the holders of Convertible Debentures will not require cash repayment. If all of the holders of the Convertible Debentures required repayment in cash on the maturity date (December 31, 2007), the Company would not be able to meet this obligation and would have to obtain additional financing.

Based upon inquiry of significant selling shareholders and there not being a market for the shares, the Company believes that none of the selling shareholders have short positions in the Company’s common stock.

Mr. Jason Wynn
March 13, 2007

8.
The Company is registering all of the shares underlying the outstanding Convertible Debentures (7,702,349 shares) and underlying the warrants into which the Convertible Debentures can be converted (7,702,349 shares). In addition, the Company is registering 18,542,089 shares held by existing shareholders of the Company who purchased shares in private transactions. Information about the private placements is contained in “HISTORY - Private Placements.”

We appreciate your prompt response to our filing. I am happy to answer any additional questions or respond to comments.

Thank you.

Very truly yours,

Jonathan H. Gardner

cc:     Mr. Todd Montgomery

Appendix A to Letter

Convertible Securities

We have an aggregate of $3,501,067 of outstanding Convertible Debentures that are convertible into “units” at the rate of one unit for each $0.50 of principal outstanding under the Convertible Debentures at the time of conversion. Each unit is comprised of a share of common stock and a Warrant to purchase a share of common stock for cash consideration of $0.75 per share for a period of one year following issuance of the Warrant. The following shares of common stock are held by, or issuable to, selling shareholders listed in this prospectus upon conversion of the Convertible Debentures and exercise of the Warrants. These shares are subject to a Lock-Up Agreement restricting their re-sale, as described in “HISTORY - Private Placements” herein.

Securities Covered by this Prospectus	Number of Shares Issuable upon Conversion or Exercise (3)	Conversion or Exercise Price (4)	Total Offering Price (5)

Common Stock issuable upon conversion of Convertible Debentures (1)	7,002,135	$0.49	$3,431,046
Common Stock to be issued upon exercise of Warrants underlying the Convertible Debentures (1)	7,002,135	$0.75	$5,251,601
Common Stock to be issued upon conversion of Convertible Debentures underlying the Agent Warrants (2)	700,214	$0.49	$343,105
Common Stock to be issued upon exercise of Warrants underlying Convertible Debentures which underlie the outstanding Agent Warrants (2)	700,214	$0.75	$525,161
Total	15,404,698

(1) The Convertible Debentures are convertible into “units” at the rate of one unit for each $0.50 of principal outstanding under the Convertible Debentures at the time of conversion. Each unit is comprised of a share of common stock and a Warrant to purchase a share of common stock for cash consideration of $0.75 per share for a period of one year following issuance of the Warrant. The selling shareholders listed in this prospectus may sell up to 7,002,135 common shares included as part of the units and 7,002,135 common shares issuable upon exercise of the Warrants included as part of the units. The Convertible Debentures mature on December 31, 2007. No payment of principal or interest under the Convertible debentures is required to be made prior to such maturity date unless there is an event of default, in which case payment would be accelerated. Interest under the Convertible Debentures accrues at the rate of two percent (2%) per year. At the option of the Company, interest can be paid by the issuance of Shares in lieu of cash at the rate of one Share for each $0.49 of interest then due. Silver Reserve realized $3,255,992 from the sale of the Convertible Debentures, after payment of $245,075 (representing 7% of the gross proceeds of the offering) in placement fees to three placement agents (collectively, the “Agents”) of which $46,989 was paid in cash and $198,085 was paid in stock at $0.25 per share. See “HISTORY - Private Placements.”

(2) We have outstanding Agent Warrants issued to the Agents in connection with our private placement of Convertible Debentures. The Agent Warrants entitle the Agents to purchase Convertible Debentures for aggregate consideration of $350,107 on or before June 30, 2007. The Convertible Debentures are convertible into “units” at the rate of one unit for each $0.50 of principal outstanding under the Convertible Debentures at the time of conversion. Each unit is comprised of a Share and a Warrant to purchase a Share for cash consideration of $0.75 per share for a period of one year following issuance of the Warrant. This prospectus covers the re-sale by the Agents (included among the selling shareholders listed in this prospectus) of up to 700,214 Shares issuable upon conversion of such Convertible Debentures and up to 700,214 Shares issuable upon exercise of such Warrants underlying the Convertible Debentures. At the option of the Company, interest on the Convertible Debentures can be paid by the issuance of Shares in lieu of cash at the rate of one Share for each $0.49 of interest then due.

(3) The actual number of Shares issuable upon conversion of the Convertible Debentures may include additional shares if the Company elects to pay interest on the Convertible Debentures in Shares in lieu of cash. Interest under the Convertible Debentures accrues at the rate of two percent (2%) per year and, at the option of the Company, is payable in Shares at the rate of one Share for each $0.49 in interest then due. The number of shares shown in the table does not include Shares issuable in payment of interest on the Convertible Debentures. By way of illustration, simple interest of 2% paid on the aggregate principle amount of the Convertible Debentures of $3,501,067 on the maturity date would be $104,912, which would convert into approximately 214,106 Shares issuable in addition to the Shares shown in the above table. Shares issuable as payment of interest, if interest is paid in Shares, are not covered by this prospectus.

(4) The Convertible Debentures are convertible into “units” at the rate of one unit for each $0.50 of principal outstanding under the Convertible Debentures at the time of conversion. Pursuant to the terms of the Convertible Debentures, upon conversion the holders are deemed to have paid $0.49 for each Share and $0.01 for each Warrant. Consequently, the above table reflects a conversion value of $0.49 per share. Each Warrant has an exercise price of $0.75 per share.

(5) The Company will only receive proceeds from the exercise of the Warrants. The Convertible Debentures may be converted for no additional consideration. The value of the Shares shown in this column has been established based upon the conversion price of the Convertible Debentures as allocated pursuant to the terms of the Convertible Debentures or the exercise price of the Warrants. This value is shown in the table solely for the purpose of illustration and is not an estimation or projection of the actual trading price of the Shares. This value has not been established by any recognized methodology for deriving the value of the Shares.

As of the date of this Prospectus, and prior to the conversion of the Convertible Debentures, 33,323,839 Shares are issued and outstanding. If all of the Convertible Debentures are converted and all of the underlying warrants are exercised, an additional 15,404,698 Shares would be issued by the Company and the Company would then have a total of 48,728,537 Shares outstanding.

Shares Outstanding Prior to Conversion Of Convertible Debentures (1)	Shares Outstanding After Conversion Of Convertible Debentures and Full Exercise of all Warrants	Shares Held by Persons Other Than Selling Shareholders and Affiliates of the Selling Shareholders Prior to Conversion of the Convertible Debentures (2)	Shares Registered for Re-sale by All Selling Shareholders(3)

33,323,839	48,728,537	14,781,750	33,946,787

(1)	18,542,089 Shares have been registered for re-sale by existing shareholders of the Company.

(2)
We have outstanding 14,781,750 Shares, not covered by this prospectus, that have been held by their respective holders for less than one year and are considered “restricted” stock. These Shares cannot be freely re-sold by their holders as of the date of this prospectus but may be re-sold at a future date. Of that amount, 4,365,000 Shares are held by officers and directors of Silver Reserve and may be re-sold in the future subject to the volume restrictions imposed by Rule 144 upon affiliates of issuers. Other than the Shares covered by this prospectus, we have not agreed to register any of our securities under the Securities Act of 1933 for re-sale by shareholders.

(3)	The Company cannot predict whether some or all of the selling shareholders will sell their Shares or the number of Shares that may be sold if a market for the Shares is established.

Silver Reserve will encourage the holders of Convertible Debentures to convert their Convertible Debentures into Shares and Warrants rather than require repayment in cash. There is no assurance that some or all of the holders of Convertible Debentures will not require cash repayment. If all of the holders of the Convertible Debentures required repayment in cash on the maturity date (December 31, 2007), the Company would not be able to meet this obligation and would have to obtain additional financing.